STEPHEN A. ZRENDA, JR., P.C.
ATTORNEYS AND COUNSELORS AT LAW
5700 NW 132nd STREET
OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.	Telephone (405) 721-7300	Alanna Horner, Legal Assistant
Kenneth M. Stoner, Esq.	Fax (405) 721-7310	Lea Bailey, Legal Assistant
Perry R. Tirrell, Esq.	eFax (915) 975-8003

May 4, 2007

Anne Nguyen Parker, Esq. Branch Chief, Division of Corporate Finance Mail Stop 7010 U.S. Securities and Exchange Commission 100 F. Street, NE Washington, DC 20549	Overnight Delivery
Re:	Magnum D’Or Resources, Inc.
Amendment No. 1 to Schedule 14C
Filed April 11, 2007
File No. 0-31849

Dear Ms. Parker,

The purpose of this letter is to respond to the comments of the U.S. Securities and Exchange Commission (the “Commission”) regarding Amendment No. 1 to the preliminary Schedule 14C (the “Filing”) of Magnum D’Or Resources, Inc. (the “Company”) made by letter dated April 25, 2007 to Mr. Shaojun Sun.

The following captions and responses numerically correspond to the numbered comments of the Commission in the letter to Mr. Sun.

A redlined-highlighted copy of the Filing is enclosed to facilitate the review of the revisions made to the Filing.

General

1. The Company has filed the letter response to your previous comment letter dated March 9, 2007, with the SEC on EDGAR as requested.

2. The Company is preparing amendments to the Form 10-KSB annual report of the Company for the fiscal year ended September 30, 2006, and its Form 10-QSB quarterly report for the period ended December 31, 2006, as requested which will be filed upon the resolution of the SEC comments regarding this Schedule 14C filing. It is understood that your review will not be completed until these filings are made consistent with your comments.

3. All references to “development stage” operations have been deleted, and changed to “exploration stage”, as requested.

4. Since the incorporation of Sunrise on October 25, 2005 and the assignment of the mining license and all related mining rights, liabilities, and mining operations to Sunrise on such date which comprised substantially all of the assets and liabilities of Magnum, Sunrise has been the sole business of Magnum.

5. The Company does not intend to file a registration statement under the Securities Act of 1933 to register the spin-off securities. The spin-off securities are being issued pro rata to the common stockholders of Sunrise without any cash or any other consideration from the stockholders of Magnum, as a result, there is no “sale” of securities under these circumstances. If it is considered a “sale”, then registration under Section 5 of the Securities Act of 1933 would be required.

However, the stockholders of the Company are not paying any consideration, are not being asked to vote on the spin-off, and are receiving their shares of Sunrise in the spin-off pro rata. The stockholders have substantial public information available to them by their receipt of the Information Statement and by the availability of the Form 10-SB registration statement filed by Sunrise under the Securities Exchange Act of 1934, including the current financial statements of Sunrise.

The Company believes that it has met the basic conditions of Staff Legal Bulletin No. 4 (CF) and that based upon the foregoing circumstances, the spin-off securities of Sunrise is not required to be registered under the Securities Act of 1933.

6. Item 14 of Schedule 14A provides that information be provided regarding “mergers, Consolidations, Acquisitions and Similar matters”.

The Company believes that Item 14 is not applicable to a “spin-off” which involves the process of a separation of businesses, in contrast to a combination of businesses in a merger, consolidation or an acquisition. As a result, information regarding Item 14(b) has not been provided.

However, the Schedule 14C has been clarified to state the specific date of the assignment of the Company’s licenses and mining rights to Sunrise. The assignment will be filed as an exhibit to the Amendment to the Form 10-KSB of the Company for its fiscal year ended September 30, 2006, as requested.

Approval of the Spin-Off of Sunrise Mining

7. The Schedule 14C has been clarified as requested to indicate that the stockholders will continue to hold their shares of the Company.

8. The Schedule 14C has been clarified to indicate that the 100,000 shares of common stock of Sunrise held by the Company will be cancelled upon the spin-off.

9. The section has been clarified to indicate that December 20, 2006, was the date of the completion of the sale to Mr. Chad Curtis.

10. The Schedule 14C has been revised to further explain and clarify the business purpose of the spin-off as requested.

Mongolia Mining Exploration

11. Timursukh Oidov was the original license holder of the Shandi mining property who transferred a 60% ownership interest to Ton Fei Tham & Associates represented by Mr. Tham. The Company acquired its original 60% interest in the Shandi mining property from Ton Fei Tham & Associates. Upon satisfying its contract obligations to Ton Fei Tham & Associates, the Company had the right to have the title to the Shandi license placed in its name - in addition, Sunrise desired to acquire the 40% ownership interest previously retained by Mr. Oidov. As a result, the Company paid Mr. Oidov $4,000 and caused him to have the Shandi license transferred solely into the name of Sunrise’s subsidiary.

Current Management of Sunrise Mining Corporation

12. This section has been revised to add a subsection describing the amount of time that the officers of Sunrise will devote to its operations, as requested.

Thank you for your comments regarding this matter.

Very truly yours, STEPHEN A. ZRENDA, JR., P.C. /s/ Stephen A. Zrenda, Jr. Stephen A. Zrenda, Jr.
cc: Carmen Moncada-Terry